NEWS RELEASE
November 25, 2009	Release 09-2009

WESTERN COPPER RECEIVES ROBERT E. LECKIE AWARD
FOR OUTSTANDING MINING RECLAMATION PRACTICES

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN) is pleased to announce that it was awarded the 2009 Robert E. Leckie award for the major reclamation program carried out on old abandoned workings at its Casino Project.

The Robert E. Leckie award was created in 1999 to acknowledge innovative approaches to planned reclamation, research, and cooperation between the Government and the mining industry. It is presented annually during the Yukon Geoscience Forum in Whitehorse, Yukon to worthy recipients for exceptional reclamation and restoration efforts.

“It is a great honor for us to receive this award and I would like to thank everyone who worked with us to make this event happen” said Dale Corman, President & CEO “While completing the cleanup activities we were committed to go beyond our ordinary obligations and to operate in a way that is consistent with our sustainable development goals. We are focused on developing our projects in a manner that respects and protects the environment and enhances benefits to nearby communities”.

During the reclamation of the old exploration camp at the Casino Project all old buildings, structures, equipment, material, and debris were removed and the area was recontoured to reestablish natural vegetation. Other areas of the property where debris had been allowed to accumulate over the many years of exploration by previous companies were similarly cleared and regraded.

Western Copper’s world class Casino Project is located 300 km northwest of Whitehorse, Yukon and has a NI 43-101 compliant reserve of 8 million oz of gold, 4.4 billion lb of copper, and 475 million lb of molybdenum, contained in approximately 1 billion tonnes of ore.

Western Copper completed a positive pre-feasibility study on the Casino Project in June 2008 and is currently focusing on exploration with the goal of increasing the size of the resource. The Company is also advancing baseline environmental and socio-economic studies in preparation for submission to the Yukon Environmental and Socio-economic Assessment Board (“YESAB”), the first step in the permitting process.

ABOUT WESTERN COPPER CORPORATION
Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman” F.
Dale Corman
President & CEO

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

For more information please contact Paul West-Sells, EVP Corporate Development at 604.684.9497, Claire Derome, VP Community & Government Relations at 867.456.2133 or email info@westerncoppercorp.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, financing plans, exploration results and future plans and objectives of Western Copper are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.Cautionary Note to U.S. Investors:The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or p roduce. Certain terms, such as “measured,” “indicated,” and “inferred” “resources,” are used in the Company's disclosure documents filed in Canada that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western Copper’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com